SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X                  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ___           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

Attached are the following exhibits which are being filed to replace in their entirety the exhibits attached to the Company’s Current Report on Form 6-K also filed with the Securities and Exchange Commission on August 14, 2008:

99.1	Press release, released publicly on August 13, 2008, including consolidated financial statements for the three months ended June 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        FUNDTECH LTD.

Date:  August 14, 2008                                            By: /s/ Yoram Bibring
                                                           Yoram Bibring
                                                           Chief Financial Officer